Consolidated Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30,		For the Y ears Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings
Net Income for Common Stock	$291	$241	$518	$591	$605	$649	$570
Preferred Stock Dividend	6	6	11	11	13	14	14
(Income) or Loss from Equity Investees	—	—	—	—	1	—	—
Minority Interest Loss	—	—	—	—	—	—	—
Income Tax	137	147	278	367	342	427	290
Pre-Tax Income from Continuing Operations	$434	$394	$807	$969	$961	$1,090	$874
Add: Fixed Charges*	190	195	387	409	408	410	392
Add: Amortization of Capitalized Interest
Add: Distributed Income of Equity Investees	—	—	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—	—	—
Subtract: Preferred Stock Dividend Requirement	—	—	—	—	—	—	—

Earnings	$624	$589	$1,194	$1,378	$1,369	$1,500	$1,266
* Fixed Charges
Interest on Long-term Debt	$164	$161	$317	$333	$333	$347	$319
Amortization of Debt Discount, Premium and Expense	8	7	15	13	12	13	13
Interest Capitalized	—	—	—	—	—	—	—
Other Interest	7	16	34	42	51	32	43
Interest Component of Rentals	11	11	21	21	12	18	17
Preferred Stock Dividend Requirement	—	—	—	—	—	—	—
Fixed Charges	$190	$195	$387	$409	$408	$410	$392
Ratio of Earnings to Fixed Charges	3.3	3.0	3.1	3.4	3.4	3.7	3.2